SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM and TRIP sign letter of intention to strengthen its strategic alliance

São Paulo, March 30, 2011  – TAM S.A. (TAM) (BM&FBOVESPA: TAMM4/NYSE: TAM) and TRIP – Linhas Aéreas (“TRIP”) are maintaining negotiations, and signed on March 29, 2011 a Term Sheet, with no binding effect, in order to identify possible opportunities for strengthening and expanding their business through the development of a strategic alliance complementary to the existing Codeshare Agreement. Pursuant to the Term Sheet signed, once executed the binding documents and verified the precedent conditions to be mutually agreed (including the approval by the applicable authorities), TAM will acquire at the end a minority stake in TRIP representative of 31% of its total capital stock and 25% of its voting capital stock and the remaining in preferred shares.

TAM seeks to capture market growth and have a more significant exposure in the medium density routes market. TAM's current routes and TRIP’s are mostly complementary. The improvement in the connectivity could lead to an even greater flow of passengers for both companies.

It is not possible, at this moment, to provide any forecast about the outcome of the mentioned negotiations, since they are still preliminary and do not bind or oblige the parties, which may withdraw from negotiations at any time without being able to be claimed, by any of the parties, right of indemnity for any reason.

TAM will keep its shareholders and the financial market informed with respect to the eventual conclusion of those negotiations and will comment again about this subject if materialized any fact that should be disclosed, as required by law and regulations of CVM.

Advisors

BTG Pactual is acting as exclusive financial advisor and Barbosa, Mussnich & Aragão Advogados are acting as legal advisors to TAM.  Bradesco BBI is acting as financial advisor and Souza, Cescon, Barrieu, & Flesch Advogados is acting as legal advisor to TRIP.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Marcus Vinicius Rojo Rodrigues (IR)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 51 cities in Brazil and 19 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses a further 89 airports in Brazil and 87 international destinations, including Asia. In February 2011 our market share was 39.6%, and is also the country's leading player among Brazilian airlines that operate international routes, with 85.9% market share.. With the largest passenger aircraft fleet in the country (152 aircraft), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 13 million tickets in exchange for points and is part of the Multiplus network, which today has 8 million members. Member of Star Alliance – the world's largest airline alliance – since May 2010, we are part of a network with 1,160 destinations in 181 countries.

About TRIP:

TRIP is a Brazilian airline founded in 1998 with headquarters in Campinas, São Paulo. The company has a fleet of 43 aircraft between ATRs and Embraers, and aims to reach 57 aircraft by the end of the year. With emphasis on performance in cities with medium and low density, the company today serves 82 destinations in Brazil, the largest number of destinations operated by an airline in South America, and plans to reach 100 destinations served within the next three years. The company had Revenues of R$747 millions in 2010, an increase of 66% over 2009 and expects to grow over 74% in 2011, with projected earnings of R$$1.3 billion. The company currently has 3,000 employees.

The company is controlled by the Caprioli and Águia Branca groups, both with tradition in passenger transport, history of solid results and sustainable growth. Skywest Inc., the largest regional airline in the world with over 700 aircraft, is also a shareholder of TRIP.

Forward-looking statements:

This press release contains forward-looking statements, such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.